June 11, 2010

Jeffrey Riedler, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-6010

Re:          Talecris Blotherapeutics Holdings Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed April 13, 2010

File No. 333-166052

Dear Mr. Riedler:

On behalf of Talecris Biotherapeutics Holdings Corp. (the “Company”), we hereby submit the following response to the comment raised in your letter of April 20, 2010.  To assist your review, we have retyped the text of the Staff’s comment in bold face type.

Also, please note that we plan to file an amendment to the Registration Statement today (Pre-Effective Amendment No. 1) and a letter requesting acceleration of the effectiveness thereof to occur on June 14, 2010.

Form S-4

1.             We note you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  Accordingly, please provide us with a supplemental letter stating you are registering the exchange offer in reliance on the staff’s position contained in these no-action letters.  Also, include in the supplemental letter the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

We acknowledge the Staff’s comment and we are filing a reliance letter as correspondence to the Registration Statement which includes, (i) that we are registering the exchange notes in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1998), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) and, (ii) the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

*              *              *

We appreciate your time and attention to the Company’s response to the Staff’s comment.  Should you have any additional questions or concerns, please do not hesitate to contact the undersigned at (212) 549-0393 or David Mittelman at (415) 659-5943.

Sincerely,

/s/ Aron Izower

REED SMITH LLP

cc:	Securities & Exchange Commission
Bryan Pitko

Talecris Biotherapeutics Holdings Corp.
Lawrence D. Stern
John F. Gaither, Jr.

Reed Smith LLP
David Mittelman